SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO Sec. 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO Sec. 240.13d-2(b)
                            (Amendment No. _____)


                          NPS PHARMACEUTICALS, INC.
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                                  62936P103
                                (CUSIP Number)

                                March 18, 2013
              (Date of Event Which Requires Filing this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/ /	Rule 13d-1(b)
/X/	Rule 13d-1(c)
/ /	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                 SCHEDULE 13G
CUSIP No. 848934105                                      Page 2 of 6 Pages



(1)
Name of Reporting Persons

      Takeda Pharmaceutical Company Limited



(2)   Check the Appropriate Box if a Member of a Group

      (a)	/ /
      (b)	/X/


(3)
SEC Use Only


(4)
Citizenship or Place of Organization

      Japan



 Number of            (5) Sole Voting Power                     0
  Shares
Beneficially          (6) Shared Voting Power           7,401,294
 Owned by
   Each               (7) Sole Dispositive Power                0
 Reporting
  Person              (8) Shared Dispositive Power      7,401,294
   With




(9)
Aggregate Amount Beneficially Owned by Each Reporting Person

       7,401,294 shares


(10)
Check if the Aggregate Amount in Row (9) Excludes Certain Shares	/ /


(11)
Percent of Class Represented by Amount in Row 9

       8.0%	(Based on 86,908,471 shares of Common Stock outstanding as of
                 February 14, 2013, as reported in a Form 10-K filed by the Issuer on February 21, 2013, plus the issuance of 6,067,961 shares to reporting persons on March 18, 2013)


(12)
Type of Reporting Person

       CO




                                 SCHEDULE 13G
CUSIP No. 848934105                                      Page 3 of 6 Pages



(1)
Name of Reporting Persons

Takeda Pharma A/S


(2)   Check the Appropriate Box if a Member of a Group

      (a)	/ /
      (b)	/X/


(3)
SEC Use Only


(4)
Citizenship or Place of Organization

      Denmark





 Number of            (5) Sole Voting Power                     0
  Shares
Beneficially          (6) Shared Voting Power           4,974,110
 Owned by
   Each               (7) Sole Dispositive Power                0
 Reporting
  Person              (8) Shared Dispositive Power      4,974,110
   With





(9)
Aggregate Amount Beneficially Owned by Each Reporting Person

       4,974,110 shares


(10)
Check if the Aggregate Amount in Row (9) Excludes Certain Shares	/ /


(11)
Percent of Class Represented by Amount in Row 9

       5.3%	(Based on 86,908,471 shares of Common Stock outstanding as of
                February 14, 2013, as reported in a Form 10-K filed by the Issuer on February 21, 2013, plus the issuance of 6,067,961 shares to reporting persons on March 18, 2013)


(12)
Type of Reporting Person

       CO




                                 SCHEDULE 13G
CUSIP No. 848934105                                      Page 4 of 6 Pages




(1)
Name of Reporting Persons

      Takeda GmbH


(2)   Check the Appropriate Box if a Member of a Group

      (a)	/ /
      (b)	/X/


(3)
SEC Use Only


(4)
Citizenship or Place of Organization

      Germany


 Number of            (5) Sole Voting Power                     0
  Shares
Beneficially          (6) Shared Voting Power           2,427,184
 Owned by
   Each               (7) Sole Dispositive Power                0
 Reporting
  Person              (8) Shared Dispositive Power      2,427,184
   With




(9)
Aggregate Amount Beneficially Owned by Each Reporting Person

       2,427,184 shares


(10)
Check if the Aggregate Amount in Row (9) Excludes Certain Shares	/ /


(11)
Percent of Class Represented by Amount in Row 9

       2.6%	(Based on 86,908,471 shares of Common Stock outstanding as of
                February 14, 2013, as reported in a Form 10-K filed by the Issuer on February 21, 2013, plus the issuance of 6,067,961 shares to reporting persons on March 18, 2013)


(12)
Type of Reporting Person

       CO




                                 SCHEDULE 13G
CUSIP No. 848934105                                      Page 5 of 6 Pages




Item 1(a).	Name of Issuer:

                NPS Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
		550 Hills Drive, 3rd Floor Bedminster, New Jersey  07921

Item 2(a).	Names of Persons Filing:

                Item 1 on each of pages 2 through 4 is incorporated herein by reference.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

                The address of Takeda Pharmaceutical Company Limited is 12-10 Nihonbashi 2-chome, Chuo-Ku, Tokyo 103-8668. The address of Takeda Pharma A/S and Takeda GmbH is Thurgauerstrasse 130, 8152 Glattpark-Opfikon (Zuerich), Switzerland

Item 2(c).	Citizenship:

                Item 4 on each of pages 2 through 4 is incorporated herein by reference.

Item 2(d).	Title of Class of Securities:

                Common Stock

Item 2(e).	CUSIP Number:

                62936P103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b)
        or (c), check whether the person is a:

	(a)	[ ]	Broker or Dealer registered under Section 15 of the
                        Exchange Act.

	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the
                        Exchange Act.

	(d)	[ ]	Investment Company registered under Section 8 of the
                        Investment Company Act.

	(e)	[ ]	Investment Adviser, in accordance with
                        Rule 13d-1(b)(1)(ii)(E).

	(f)	[ ]	An employee benefit plan or endowment fund, in accordance
                        with Rule 13d-1(b)(1)(ii)(F).

	(g)	[ ]	Parent Holding Company or control person, in accordance
                        with Rule 13d-1(b)(1)(ii)(G).

	(h)	[ ]	A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

	(i)	[ ]	A church plan that is excluded from the definition of an
	                Investment Company under Section 3(c)(14) of the Investment
                        Company Act of 1940.

	(j)	[ ]	A non-U.S. institution in accordance with
                        Rule 13d-1(b)(1)(ii)(J).

	(k)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).


Item 4.	        Ownership:

                Items 5 through 9 and 11 on each of pages 2 through 4 are incorporated herein by reference.

Item 5.	        Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6.	        Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.




                                 SCHEDULE 13G
CUSIP No. 848934105                                      Page 6 of 6 Pages



Item 7.	        Identification and Classification of the Subsidiary Which
                Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                See Exhibit 99.1.

Item 8.	        Identification and Classification of Members of the Group.

                Not applicable.

Item 9.	        Notice of Dissolution of Group.

                Not applicable.

Item 10.	Certification.

	        By signing below I certify that, to the best of my knowledge and
	        belief, the securities referred to above were not acquired and are
	        not held for the purpose or with the effect of changing or
	        influencing the control of the issuer of the securities and were
	        not acquired and are not held in connection with or as a participant
	        in any transaction having that purpose or effect, other than
	        activities solely in connection with a nomination under
	        Sec. 240.14a-11.


SIGNATURES

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Dated: March 28, 2013


                       TAKEDA PHARMACEUTICAL COMPANY LIMITED


                       By:	/s/ Toshinobu Mamiya
				_________________________________
	                        Name: Toshinobu Mamiya
                                Title:   Senior Director, Corporate Treasury


                       TAKEDA PHARMA A/S

                       By:	/s/ Satoru Noguchi
				_________________________________
                                Name: Satoru Noguchi
                                Title: Area Head, N.W. Europe & Canada


                       TAKEDA GMBH

                       By:	/s/ S. Kollmann
				_________________________________
                                Name:  Stefan Kollmann
                                Title:  Vice President



Exhibit 99.1

Identification of the subsidiary which acquired the security being reported on by the parent holding company


Exhibit 99.2

Agreement among Takeda Pharmaceutical Company Limited, Takeda Pharma A/S and Takeda GmbH as to joint filing of Schedule 13G